Exhibit (e)(2)

Form of Amendment No. 2 to the Distribution Agreement

This Amendment No. 2 dated as of [            ], 2015 (the “Amendment”) to the Distribution Agreement (as defined below) is entered into by and between BlackRock Allocation Target Shares, a Delaware statutory trust (the “Trust”) and BlackRock Investments, LLC, a Delaware limited liability company (the “Distributor”). Capitalized terms used herein and not otherwise defined shall have the meaning or meanings as set forth in the Distribution Agreement.

WHEREAS, the Trust and the Distributor have entered into a Distribution Agreement dated October 1, 2008 (the “Distribution Agreement”) pursuant to which the Trust appointed the Distributor to act as the principal underwriter and distributor of the investment portfolios of the Trust (the “Funds”); and

WHEREAS, the Distribution Agreement provides that, in the event that the Trust establishes additional classes or investment portfolios other than the Funds listed on Appendix A with respect to which it desires to retain the Distributor to act as distributor thereunder, the Trust shall notify the Distributor, whereupon such Appendix A shall be supplemented (or amended) and such portfolio shall become a Fund thereunder (upon written agreement of the Distributor) and shall be subject to the provisions of the Distribution Agreement to the same extent as the Funds (except to the extent that said provisions may be modified in writing by the Trust and Distributor at the time); and

WHEREAS, the Board of Trustees, including a majority of those Trustees who are not interested persons of the Trust, specifically approved the establishment of BATS: Series A Portfolio (the “New Fund”) and the appointment of the Distributor to act as principal underwriter and distributor therefor at an in-person meeting held on September 9, 2014;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Appointment. The Trust hereby appoints the Distributor to act as principal underwriter and distributor of the New Fund for the period and on the terms set forth in the Distribution Agreement. The Distributor hereby accepts such appointment and agrees to render the services set forth in the Distribution Agreement with respect to the New Fund.

2.	Capitalized Terms. From and after the date hereof, the term “Fund” as used in the Distribution Agreement shall be deemed to include BATS: Series A Portfolio.

3.	Appendix. Appendix A to the Distribution Agreement shall be amended to add the New Fund so that Appendix A is amended and restated as attached hereto.

4.	Miscellaneous. Except to the extent supplemented hereby, the Distribution Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as supplemented hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 to the Distribution Agreement to be executed by their officers designated below as of the day and year first above written.

BLACKROCK ALLOCATION TARGET SHARES, on behalf of BATS: Series A Portfolio

By:
Name: [ ]
Title: [ ]

BLACKROCK INVESTMENTS, LLC

By:
Name: [ ]
Title: [ ]

Amended and Restated

Appendix A

This APPENDIX A, dated as of [            ], 2015, is Appendix A to that certain Distribution Agreement dated as of October 1, 2008 between BlackRock Investments, LLC (formerly, BlackRock Investments, Inc.) and BlackRock Allocation Target Shares (formerly, BlackRock Bond Allocation Target Shares).

PORTFOLIOS

BATS: Series A Portfolio

BATS: Series C Portfolio

BATS: Series E Portfolio

BATS: Series M Portfolio

BATS: Series P Portfolio

BATS: Series S Portfolio